Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
__________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

Dear Shareholders:

You are cordially invited to attend the 2015 Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 am. (Israel time) on Tuesday, May 26, 2015  at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect or re-elect six (6) directors for terms expiring at our 2016 Annual General Meeting of Shareholders;

2.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015, and to authorize our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services;

3.	Approval of the terms of employment of Mr. Saar Koursh, our Chief Executive Officer;

4.	Approval of amendments to our Compensation Policy; and

5.	Approval the terms of employment of Mr. Gillon Beck as the Executive Chairman of our Board of Directors.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on April 16, 2015 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors Ilan Ovadia Chief Financial Officer and Secretary

Yehud, Israel
April 21, 2015

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
__________________

PROXY STATEMENT

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

       This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2015 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 am. (Israel time) on Tuesday, May 26, 2015, at our offices at 17 Altalef Street, Industrial Zone, Yehud, Israel.

This Proxy Statement, the attached Notice of 2015 Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about April 21, 2015.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the election or re-election of six (6) directors for terms expiring at our 2016 annual general meeting of shareholders; (ii) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2015, and the authorization for our audit committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services; (iii) the approval of the terms of employment of Mr. Saar Koursh as our Chief Executive Officer; (iv) the approval of amendments to our Compensation Policy; and  (v) the approval of the terms of employment of Mr. Gillon Beck as the Chairman of our Board of Directors. In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2014 will be presented and discussed.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

        Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on April 16, 2015 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of April 12, 2015 there were 16,314,672 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

         If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

         If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

Each of proposals I and II requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon.

Each of proposals III, IV and V requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of each of these proposals requires that either: (i) said majority include at least half of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all the voting power in our company.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indication from our principal shareholders, FIMI Opportunity V, Limited Partnership and FIMI Israel Opportunity Five, Limited Partnership, who together beneficially owns approximately 39.7% of our issued and outstanding ordinary shares as of the record date, that they presently intend to vote for all of the nominees for director and in favor of all of the other items to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

        We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Voting Results of the Annual General Meeting

We will publish the final voting results in a Form 6-K filed with the SEC promptly following the Meeting.  You may obtain a copy of the Form 6-K through any of the following means:

•	reviewing our SEC filings under the heading “SEC Filings” within the 'Investors’ Relations' section of our website at www.magal-s3.com; or

•	reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information as of April 12, 2015 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
FIMI Opportunity V, L.P. (3)	3,046,950	18.7%
FIMI Israel Opportunity Five, Limited Partnership (3)	3,414,340	20.9%
BMI Capital Corporation (4)	1,240,937	7.6%
Grace & White, Inc. (5)	1,087,912	6.7%
Gillon Beck	-	-
Barry Stiefel	20,000	*
Eitan Livneh	338,967	2.1%
Liza Singer	-	-
Jacob Berman	10,000	*
Samuel Vlodinger	-	-
Ron Ben-Haim	-	-
Ami Boehm	-	-
Pinchas Barel Buchris	-	-
Avraham Bigger	-	-
Moshe Tsabari	-	-
All directors and executive officers as group (then 14 persons)	618,967	3.8%
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* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,314,672 ordinary shares issued and outstanding as of April 12, 2015.

(3)
FIMI FIVE 2012 Ltd. is a corporation organized under the laws of the State of Israel that serves as the managing general partner of each of FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds"). FIMI Opportunity V, L.P. is a limited partnership organized under the laws of the State of Delaware.  FIMI Israel Opportunity Five, Limited Partnership is a limited partnership organized under the laws of the State of Israel.  Ishay Davidi Holdings Ltd. is a corporation organized under the laws of the State of Israel and is controlled by Mr. Ishay Davidi. It controls FIMI FIVE 2012 Ltd., the managing general partner of the FIMI V Funds.  Mr. Ishay Davidi is a citizen of Israel and serves as the chief executive officer of these companies. On July 30, 2014, the FIMI V Funds entered into an agreement with our then principal shareholder, Ki Corporation Limited, for the purchase of 6,461,290 of our ordinary shares.  The transaction was subject to the approval of the Israeli Comissioner of Restrictive Trade Practices, who provided approval for this transaction on September 30, 2014.

(4)
Based solely upon, and qualified in its entirety with reference to, an amendment to a Schedule 13G filed with the SEC on January 28, 2015.  The amended Schedule 13G indicates that BMI Capital Corporation is a registered investment advisor.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the SEC on February 3, 2015.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of no less than three (3) and no more than eleven (11) members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of eleven (11) directors, including two external directors appointed in accordance with the Israeli Companies Law. Our directors, other than our external directors, are elected at each annual general meeting of shareholders. Our Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to elect or re-elect Messrs. Gillon Beck, Ron Ben-Haim, Jacob Berman, Barry Stiefel, Pinchas Barel Buchris and Avraham Bigger to hold office until our 2016 annual general meeting of shareholders and until their successors are elected and qualified.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (ii) he was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

As permitted, we follow Israeli law and practice instead of the NASDAQ Marketplace Rules with regard to the nomination process of directors. Our directors are recommended by our board of directors for election by our shareholders. In the event that any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy. We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held:

Gillon Beck (53) has served as a director and chairman of our board of directors since September 2014. Mr. Beck has been, since 2003, a Senior Partner at FIMI Opportunity Funds, as well as a Director of the General Partners of the FIMI Opportunity Funds, our largest shareholder. Mr. Beck currently serves as Chairman of the Boards of Directors of Ham-Let (Israel-Canada) Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., H.R. Givon Ltd. and Overseas Commerce Ltd., and is a director of Ormat Technologies Inc. (NYSE), Inrom Construction Industries Ltd. (TASE) and Nirlat Paints, Ltd. Mr. Beck is the former Chairman of Ormat Technologies Inc. (NYSE) and Medtechnica Ltd. (TASE). In the past five years Mr. Beck has served as a member of the Board of Directors of Retalix Ltd. (NASDAQ: RTLX), a leading global provider of retail software and services. From 1999 to 2003, Mr. Beck served as Chief Executive Officer and President of Arad Ltd., a publicly-traded water measurement and automatic meter reading company, and from 1995 to 1999, as Chief Operating Officer of Arad Ltd. Mr. Beck received a Bachelor of Science degree in Industrial Engineering in 1990 from the Technion – Israel Institute of Technology, and an MBA degree in Finance in 1992 from Bar-Ilan University.

Ron Ben-Haim (45) has served as a director since September 2014.  Mr. Ben-Haim has been a partner in FIMI Opportunity Funds since 2006. Mr. Ben-Haim currently serves on the boards of directors of TAT Technologies Ltd. (NASDAQ, TASE), Inrom Construction Industries Ltd. (TASE), Raval ACS, Ltd. (TASE), Tadir-Gan (Precision Products) 1993, Ltd. (TASE), Rivulis Irrigation Ltd., Inrom Industries Ltd., Nirlat Paints, Ltd. and Overseas Commerce, Ltd. Mr. Ben Haim formerly served as a member of the Boards of Directors of the following public companies: Medtechnica, Ltd., Ginegar Plastic Products, Ltd., Merhav Ceramic and Building Materials Center, Ltd. and Ophir Optronics, Ltd. Mr. Ben Haim was previously with Compass Advisers, LLP, an investment banking firm based in New York and in Tel Aviv and with the Merrill Lynch Mergers and Acquisitions group in New York. Prior to Merrill Lynch, Mr. Ben-Haim worked at Teva Pharmaceuticals in production management. Mr. Ben-Haim holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an MBA degree from New York University.

Jacob Berman (67) has served as a director since November 2013.  Since November 2014, Mr. Berman serves as the chairman of the board of directors of Israel Discount Bank of New York and acted as a member of our audit committee and compensation committee between September 2014 and December 2014. Mr. Berman has been President of JB Advisors, Inc., a New York based financial advisory firm with extensive experience in international private banking, real estate investment counseling, and commercial/retail banking since 2002.  Mr. Berman serves as a director of Micronet Enertec Technologies, Inc. Previously, Mr. Berman was the founder, President and Cheif Executive Officer of Commercial Bank of New York.

Barry Stiefel (65) has served as a director since November 2008 and as the chairman of our board of directors from February 2013 until September 2014.   Mr. Stiefel has served as the Manager of the Kirsh Family Office in London, England since 2006. The Kirsh Family Office administers and monitors the investments made by the Kirsh Group worldwide. Ki Corporation, which is owned by the Kirsh Group, is the former principal shareholder of our company. Mr. Stiefel also serves as a Director of Ki Corporation Limited since 2013. From 2001 to 2006, Mr. Stiefel served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  Previously, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded, as a consultant in the field of trade finance and as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of the Witwatersrand.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Pinchas Barel Buchris (59) has served as a director since September 2014.  Brigadier General (Ret.) Buchris has been, since 2014, a partner at Shibolet Venture Capital. In addition, Mr. Buchris currently serves as a member of the Board of Directors of Discount Investments Corporation Ltd. (TASE) and an advisor and member of the boards of directors of several private cyber security companies. Mr. Buchris formerly served as Chief Executive Officer of Oil Refineries Ltd. (BAZAN), Chairman of the Cyber Security subcommittee (at the office of the Prime Minister), Managing Director of the State of Israel's Ministry of Defense and Head of the Homeland Security Sector at Apax Partners. Prior to that, Mr. Buchris served as an officer in the Israel Defense Forces, where he founded the cyber security capabilities within the Israeli intelligence and was awarded with the Israel Security award before retiring as a Brigadier General. Mr. Buchris formerly served as a member of the Boards of Directors of Gilat Satellite Networks Ltd. (NASDAQ, TASE), Bezeq the Israel Telecommunication Corp. Ltd. (TASE) and Protalix Biotherapeutics, Inc. (TASE, NYSE). Mr. Buchris participated in 2002 in the Advanced Management Program at Harvard University, received a Bachelor of Science in Computer Science in 1988 from the Technion – Israel Institute of Technology and an MBA degree in 2001 from the Israeli extension of Derby University, UK.

Avraham Bigger (68) has served as a director since September 2014.  Mr. Bigger has been, since 2010, the owner and a member of the Board of Directors of Bigger Investments Ltd and has formerly served as the Chief Executive Officer and Chairman of the Board of Directors of Makhteshim Agam Industries Ltd., Chairman of the Boards of Directors of Supersol Ltd. (TASE), Caniel Beverages & Caniel Packaging Industries Ltd., the Edmond Benjamin de Rothschild Caesarea Foundation and as managing director of Paz Oil Company Ltd. (TASE) and Israel General Bank (U Bank). Mr. Bigger also served as a member of the Boards of Directors of Bank Leumi Le-Israel Ltd. (TASE), First International Bank of Israel Ltd. (TASE), Strauss Group Ltd. (formerly known as Strauss-Elite Ltd.)(TASE), Partner Communications Company Ltd. (TASE), Cellcom Israel Ltd. (TASE, NYSE), El-Al Israel Airlines Ltd. and various private companies. Mr. Bigger received a Bachelor of Economics degree and an MBA degree, both from the Hebrew University of Jerusalem.

Messrs. Ami Boehm, Eitan Livneh and Samuel Vlodinger, elected as directors at the Extraordnary General Meeting of Shareholders held on September 11, 2014, are not standing for re-election.

 In general, the terms of compensation of a director of a public company, including the reimbursement of expenses, must be approved by the audit committee, board of directors and shareholders, in that order. However, directors’ compensation and employment arrangements do not require the approval of the shareholders if the audit committee and the board of directors have both confirmed that the fees paid to such directors do not exceed the maximum amount permitted under  the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended, and the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel) (together, the “Compensation Regulations”).

If re-elected, our independent directors, Messrs. Berman and Stiefel, will be entitled to receive the same compensation as our external directors and accordingly they will receive an annual fee of NIS 90,000 (approximately $22,500) and a fee of NIS 4,000 (approximately $1,000) for attending each board or committee meeting.  Subject to the approval of the amendment of our Compensation Policy at the Meeting, and the requisite approvals of both of our compensation committee and board of directors, all our directors will be entitled to receive the same compensation as our external directors and accordingly each will receive an annual fee of NIS 90,000 (approximately $22,500) and a fee of NIS 4,000 (approximately $1,000) for attending each board or committee meeting. In each case, these amounts are subject to adjustments, including linkage to the Israeli consumers' price index, in accordance with the provisions of the Compensation Regulations. Our audit committee and board of directors have confirmed that these payments do not exceed the maximum amount permitted under the Compensation Regulations, and therefore do not require shareholders’ approval.  However, the exemption from a shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of this proxy statement. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

BOARD OF DIRECTORS AND COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our chief executive officer and board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least a majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder) present and voting at such meeting (excluding abstentions).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two (2) additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the Israeli Companies Law, external directors up for re-election are nominated either by the board of directors or by any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, and satisfaction of all of the following requirements: (i) In calculating the majority votes, the votes of the controlling shareholders and other shareholders that have personal interest in such reelection (unless such personal interest is not related to such persons relationship with the controlling shareholder) as well as abstentions are not included; (ii) the votes of the non-controlling shareholders in favor of the reelection and of the shareholders who do not have personal interest in the reelection (unless such personal interest is not related to such person’s relationship with the controlling shareholder) is greater than 2% of the voting rights in the company and (iii) the external director is not, at the time of such reelection, a related shareholder or competitor or a relative thereof and does not have any affiliation to any related shareholder, competitor or any relative thereof during the two years prior to such re-election. A related shareholder or a competitor are defined as the shareholder proposing the reelection, any substantial shareholder (within the meaning of the Israeli Companies Law) if at the time of reelection either such shareholder, its controlling shareholder or any company controlled by either of them has business relations with the company or that either such shareholder, its controlling shareholder or the a company controlled by either of them is a competitor of the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) or a director who is appointed or classified as such, and who meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement), who the audit committee has confirmed meets the external director qualifications, and who has not served as a director for more than nine consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period).

In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company has a majority of independent directors and that its audit committee has at least three members and be comprised only of independent directors, each of whom satisfies the “independence” requirements of NASDAQ and the SEC.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  On June 30, 2006, we provided NASDAQ with a notice that instead of maintaining a majority of independent directors, we follow Israeli law, under which we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined in the rules of the SEC and NASDAQ.

Our board of directors has determined that our external directors, Ms. Singer and Mr. Tsabari, qualify as independent directors under the requirements of bothe the Israeli companies Law and the SEC and NASDAQ.  Our board of directors has further determined that Messrs. Buchris, Bigger and Berman also qualify as independent directors under the requirements of the SEC and NASDAQ.

Accounting and Financial Expert.  Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Liza Singer has the requisite “accounting and financial expertise.”

Audit Committee under Israeli Law

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee, or the Israeli Audit Committee.  The Israeli Audit Committee must consist of at least three directors and must include all of the external directors, the majority of which must be independent directors.  The Israeli  Audit Committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis (other than as a director); a controlling shareholder or any of the controlling shareholder’s relatives; and any director who is employed by, or rendered services to, the controlling shareholder or an entity controlled by the controlling shareholder, or a director whose main livelihood is from the controlling shareholder.  Any person who is not permitted to be a member of the Israeli Audit Committee may not be present in the meetings of the Israeli Audit Committee unless the chairman of the Israeli Audit Committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the Israeli Audit Committee, the secretary of the company and its legal counsel may be present during the meeting. The chairman of the Israeli Audit Committee must be an external director.

The role of the Israeli Audit Committee, pursuant to the Israeli Companies Law, includes:

•
monitoring deficiencies in the management of the company, including in consultation with the independent auditors or the internal auditor, and to advise the board of directors on how to correct such deficiencies. If the audit committee finds a material deficiency, it will hold at least one meeting regarding such material deficiency, with the presence of the internal auditor or the independent auditors but without the presence of the senior management of the company. However, a member of the company’s senior management can participate in the meeting in order to present an issue which is under his or her responsibility;

•
determining, on the basis of detailed arguments, whether to classify certain engagements or transactions as material or extraordinary, as applicable, and therefore as requiring special approval under the Israeli Companies Law. The audit committee may make such determination according to principles and guidelines predetermined on an annual basis;

•
determining if transactions (excluding extraordinary transactions) with a controlling shareholder, or in which a controlling shareholder has a personal interest, are required to be rendered pursuant to a competitive procedure;

•	deciding whether to approve engagements or transactions that require the Israeli Audit Committee approval under the Israeli Companies Law;

•
determining the approval procedure of non-extraordinary transactions, following classification as such by the Israeli Audit Committee, including whether such specific non-extraordinary transactions require the approval of the Israeli Audit Committee;

•	examining and approving the annual and periodical working plan of the internal auditor;

•
overseeing the company’s internal auditing and the performance of the internal auditor; confirm that the internal auditor has sufficient tools and resources at his disposal, taking into account, among other, the special requirements of the company and its size;

•	examining the scope of work of the independent auditor and its pay, and bringing such recommendations on these issue before the Board;

•	determining the procedure of addressing complaints of employees regarding shortcomings in the management of the company and ensure the protection of employees who have filed such complaints; and

•
determining with respect to transactions with the controlling shareholder or in which such controlling shareholder has personal interest, whether such transactions are extraordinary or not, an obligation to conduct competitive process under supervisions of the audit committee or determination that prior to entering into such transactions the company will conduct other process as the audit committee may deem fit, all taking into account the type of the company. The audit committee my set such qualifications for one year in advance; and determining the manner of approval of transactions with the controlling shareholder or in which it has personal interest which (i) are not negligible transactions (pursuant to the committee's determination) and (ii) are not qualified by the Israeli Audit Committee as extraordinary transactions.

Our Audit Committee under Israeli law is currently composed of Ms. Singer and Messrs. Bigger and Tsabari. Ms. Singer and Mr. Tsabari satisfy the “independence” requirements of the Israeli Companies Law.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our audit committee financial expert. Ms. Singer serves as the chairperson of our Israeli Audit Committee. The Israeli Audit Committee meets at least once each quarter.

Audit Committee under U.S. Laws and Regulations

The NASDAQ Stock Market Rules require us to establish an audit committee consisting of at least three members, each of whom must be financially literate and satisfy the respective ‘‘independence’’ requirements of the SEC and NASDAQ and one of whom has accounting or related financial management expertise.  Such audit committee is established for the primary purpose of assisting the Board in overseeing the:

•	integrity of the company’s financial statements;

•	independent auditor’s qualifications, independence and performance;

•	Company’s financial reporting processes and accounting policies; performance of the Company’s internal audit function; and

•	Company’s compliance with legal and regulatory requirements.

Ms. Singer and Messrs. Bigger and Tsabari, satisfy the respective “independence” requirements of the SEC and NASDAQ.  Our board of directors has determined that Ms. Singer has the requisite accounting and financial expertise to serve as our Audit Committee financial expert and that both Mr. Bigger and Mr. Tsabari are financially literate, having a basic understanding of financial controls and reporting.  The U.S. Audit Committee meets at least once each quarter. Mr. Bigger serves as chairperson of our U.S. Audit Committee for purposes of compliance with U.S. law and regulations.

Our Audit Committee charter is available on our website at www.magal-s3.com. Our audit committee charter is available on our website at www.magal-s3.com

Compensation Committee

Pursuant to the Israeli Companies Law, each publicly traded company is required to establish a compensation committee which must be comprised of at least three directors, including all of the external directors. The additional members of the compensation committee must be directors that receive compensation in accordance with the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law with respect to external directors. An external director will serve as the chairman of the compensation committee. Under the Israeli Companies Law, the external directors will constitute a majority of the compensation committee.

The compensation committee is responsible for (i) recommending the compensation policy to the board of directors for its approval (and subsequent approval by shareholders) and (ii) duties related to the compensation policy and to the approval of the terms of engagement of office holders, including: recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years), recommending to the board of directors periodic updates to the compensation policy, assessing implementation of the compensation policy; determining whether the compensation terms of a proposed new Chief Executive Officer of the company need not be brought to approval of the shareholders; and determining whether to approve transactions concerning the terms of engagement and employment of the company’s officers and directors that require compensation committee approval under the Israeli Companies Law or the company’s compensation plans and policies.

We have established a compensation committee that is currently composed of Ms. Singer and Messrs. Bigger and Tsabari.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Corporate Secretary
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone
Yehud 5610001, Israel
Phone no.: 03-5391444

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Summary Compensation Table

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to its chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers (or all the named executive officers if there are less than five) on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas.

The following table includes information for the year ended December 31, 2014 concerning the five (5) most highly compensated executive officers of our company, or Highly Compensated EO, (the figures below reflect the applicable cost of employment on an annual basis)1:

	Eitan Livneh, President & Cheif Executive Officer	Ilan Ovadia, CFO	Yehonatan Ben-Hamozeg	Hagai Katz, Senior V.P. Marketing & Business Development	Eli Sananes, Senior V.P. Global Sales
Annual salary cost and other benefits ($)2	590,000	305,000	278,000	253,000	245,000
Bonus ($)3	-	-	-	-	-
Equity-Based Compensation ($)4	30,000	16,000	16,000	16,000	9,000
Total ($)	620,000	321,000	294,000	269,000	254,000

II. RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTANTS
(Item 2 on the Proxy Card)

We first appointed Kost Levary & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates, except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our audit committee and board of directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our board of directors has again recommended, pursuant to the recommendation of our audit committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2015 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the audit committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2014, we paid Kost Forer Gabbay & Kasierer $265,100 for audit services, $60,000 for tax-related services and $66,500 in other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors, as well as fees associated with due diligence examination of other potential acquisitions that we conducted during the year).

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2015 be and hereby is ratified and approved, and that the audit committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

1 All The Highly Compensated EO were employed on a full-time basis (100% percentage of office).

2 Includes the Highly Compensated EO's gross salary plus payments of (i) social benefits such as payments for savings funds, education funds, pension, severance, insurances, social security; (ii) general benefits such as car (including maintenance and gas), cell phone; and (iii) other benefits pursuant to our company's policy; including tax gross-up in respect therewith.

3 Granted with regard to, and based on, the performance of the year ended December 31, 2013.

4 Reflects the equity-based compensation expenses as recorded in the company's consolidated financial statements for the year ended December 31, 2014, based on the fair value of the options on the day they were granted in accordance with accounting guidance for equity-based compensation.

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

III. APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. SAAR KOURSH AS THE CHIEF
EXECUTIVE OFFICER OF OUR COMPANY.
(Item 3 on the Proxy Card)

On February 9, 2015 our Board of Directors announced the appointment of Mr. Saar Koursh as our Chief Executive Officer. Mr. Koursh commenced his employment on March 15, 2015 (the "Effective Date") and is expected to assume the office of CEO on May 1, 2015. Mr. Koursh was appointed following a comprehensive search led by a search committee of the Board of Directors with the assistance of a professional search firm. Prior to joining us and for more than twelve years, Mr. Koursh served in various positions with Elbit Systems Ltd., a leading international defense electronics company. During the last two years, Mr. Koursh has been the Vice President responsible for the Brazil Business Unit, as well as a member of the Aerospace Division’s executive management and a member of the Board of Directors of AEL Sistemsas, Elbit’s subsidiary in Brazil. Prior to that, Mr. Koursh served as the Vice President for Programs & Business Development of AEL Sistemas and held several other positions with Elbit as director and program manager, and finance and commercial manager. Mr. Koursh holds an MBA degree in Financial Management from the Lubin School of Business of Pace University, New York and a B.Sc. in AGR and Economics and Management from the Hebrew University in Jerusalem. The Board of Directors believes that in light of Mr. Koursh experience in the global security and defense arena and extensive sales skills, he is the right person to lead our company.

Pursuant to the Israeli Companies Law, our Compensation Policy (the "Compensation Policy") was approved by the company's shareholders at the annual general meeting of the shareholders held on June 13, 2013, following the favorable recommendation of our Compensation Committee and Board of Directors.

Pursuant to the Israeli Companies Law, arrangements regarding the compensation of a company’s chief executive officer generally must be consistent with the Compensation Policy and further require the approval of the compensation committee, the board of directors and the shareholders, in that order.

The proposed compensation terms of Mr. Koursh were approved by the Compensation Committee and the Board of Directors, taking into account our compensation philosophy and objectives and the provisions of the Compensation Policy, that include, among others, the need to create a link between pay and performance and align the interests of the CEO with the interests of our company and its shareholders, as well as relevant benchmarks, internal fairness and market trends. The proposed terms of employment of Mr. Koursh are in compliance with our Compensation Policy.

Below is a summary of the main proposed terms of employment of Mr. Koursh:

Base Salary.  As of the Effective Date and during the term of his employment, Mr. Koursh will be entitled to a monthly gross base salary of NIS 70,000.

Benefits. Mr. Koursh is entitled to certain social benefits and perquisites (including those mandated by applicable law or granted to all senior employees of the company). Such benefits include 26 working days' vacation in each calendar year, up to 90 days paid sick leave (subject to the provisions of the applicable law), recuperation payments, contributions to the managers' insurance/pension fund (remuneration and severance) and contributions to the education fund (up to the amount exempted by the applicable tax laws). Mr. Koursh is also entitled to the use of a company car, a cellular phone, a daily newspaper and a laptop computer as well as other benefits and perquisites consistent with the Compensation Policy and our guidelines.

Annual Cash Bonus.  Mr. Koursh will be entitled to an annual cash bonus based on achievement of performance goals and objectives such as revenues, EBIT and net profit set in the annual budget, as will be determined by the Board of Directors at the beginning of each calendar year (the "Annual Targets").  To the extent that 85% of the Annual Targets have been met, we will pay the Mr. Koursh  an annual bonus equal to three (3) base salaries, which bonus will be increased in a linear manner to up to seven (7) base salaries in the event that 115% of the Annual Targets have been met. Notwithstanding the foregoing, the annual cash bonus will be payable to Mr. Koursh solely if the mandatory threshold targets, as to be determined by Board of Directors at the beginning of each calendar year, have been met. The annual cash bonus, to the extent earned, will be paid at such time and in such manner as provided by the Compensation Policy.

If the company restates any of the financial data that was used in calculating any annual bonus, then the applicable annual bonus, (to the extent it is based on such restated financial data), will be recalculated using such restated data (the "Restated Bonus"). The balance between the original annual bonus and the Restated Bonus, if any, will be repaid to the company by Mr. Koursh in accordance with the provisions of the Compensation Policy.

Equity –Based Compensation. We will grant Mr. Koursh options to purchase 150,000 ordinary shares (the "Options") in accordance with and subject to our 2010 Share Option Plan, pursuant to Section 102 of the Income Tax Ordinance under the “Capital Gain Route” (including "cashless exercise" provision). The Options will have an exercise price per share equal to the closing price of our ordinary shares as reported on NASDAQ at the Effective Date. The Options will vest in 3 annual equal installments, the first of which will vest at the second anniversary of the Effective Date. Each installment of vested Options will expire three (3) years after the applicable vesting date thereof. Notwithstanding the above, the vesting of all unvested Options will be accelerated and they will become fully vested and exercisable as of immediately prior to the closing of any of the following transactions (or series of related transactions) (a "Change of Control"): (i) the acquisition of the company by another person(s) or entity by means of a merger, reorganization, consolidation, or similar event in which such person(s) or entity, who is not an affiliate of the company, will hold, immediately after such acquisition, more than 50% of the outstanding voting power of the company or surviving corporation; and (ii) the sale of all or substantially all of the assets of the company (on a consolidated basis) to another entity (except an entity who is an affiliate of the company (the "Group") or any other person(s) or entity who is affiliated with any of the company’s controlling shareholders). Notwithstanding the foregoing, the term Change of Control will not include any transaction or series of related transactions that are part of an internal voluntary reorganization and/or restructuring of the Company and/or the Group that does not involve the acquisition of control by a third party not affiliated with the Group, such as a change in the state of our incorporation or acquisition by the company of its own shares from any person.

Release, Indemnification and Insurance. As provided by the Compensation Plan and as previously approved by the shareholders, our company releases all directors and executive officers from liability and provides them with indemnification to the fullest extent permitted by law and by our Articles of Association. In addition, our directors and executive officers are covered by directors' and officers' liability insurance policies. Mr. Koursh has similarly been provided with the above.

Termination Arrangement. Mr. Koursh and the company will each be entitled to terminate the emplyment agreement, for any reason, by giving six (6) months of prior written notice of such termination (the "Notice Period"), other than termination for cause that may be immediately effected by the company. We may waive the services of Mr. Koursh during the Notice Period or any part thereof, provided we pay him his base salary and benefits for the balance of the Notice Period.  The company and Mr. Koursh, respectively, agreed to be bound by the general settlement authorized as of 9.6.98 pertaining to the payment to the benefit of pension funds and insurance funds, in place of severance payment in pursuance of Section 14 of the Severance Pay Law, 5723-1963.

General.  Mr. Koursh’s employment agreement includes other customary provisions such as medical check-up and reimbursement of business expenses.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the employment agreement with Mr. Saar Koursh in connection with his service as the chief executive officer of the company, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders, effective as of March 15, 2015, is hereby ratified and approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

IV. APPROVAL OF AMENDMENTS TO THE COMPENSATION POLICY.
(Item 4 on the Proxy Card)

Our Compensation Policy was approved by the company’s shareholders at the annual general meeting of the shareholders held on June 13, 2013, following the favorable recommendation of the Compensation Committee and by the Board of Directors. When approved, the Compensation Policy did not provide for payments of directors fees to directors that are employed by the controlling shareholder. It also did not provide for the terms of employment of the Executive Chairman of the Board of Directors. Due to recent changes in the share ownership of our company and the election of Mr. Gillon Beck as the Executive Chairman of the Board it is proposed to amend the Compensation Policy as follows:

The first paragraph regarding payment of Director's Fees will be replaced by the following paragraph:

"Directors that are employees of the Company or otherwise engaged by the Company will not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

Other directors will be entitled to receive Directors' fees and expenses that are equal to the fees payable to External Directors of the Company pursuant to the Companies Law and the regulations promulgated pursuant thereto. Such fees will be composed of annual fees and per meeting fees."

The following provisions will be added to the Compensation Policy (as part of the chapter headed "Compensation of Directors"):

"Executive Chairman of the Board

The Executive Chairman of the Board has increased duties in the activities of the Company and therefore may receive compensation for such efforts in addition to Director's fees. Such additional compensation may be composed of annual base cash compensation and annual performance-based cash incentive compensation. When considering the Executive Chairman's additional compensation, the Committee and the Board will review benchmarking data with respect to compensation of a peer group defined by Magal. In addition to benchmarking, the Committee and the Board will review the relevant Compensation Consideration. The Committee and the Board may also consider previous and existing compensation of Executive Chairman of the Company."

A form of the amended Compensation Policy, reflecting the above changes, is attached as Exhibit A hereto.

Our Board Of Directors, based on the favorable recommendation of our Compensation Committee, has resolved to approve the proposed amendments to the Compensation Policy.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to approve the amendments to the Compensation Policy, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

V. APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. GILLON BECK AS THE EXECUTIVE
CHAIRMAN OF OUR BOARD OF DIRECTORS.
(Item 5 on the Proxy Card)

Mr. Gillon Beck has served as the Executive Chairman of our Board of Directors as of October 1, 2014.

Pursuant to the Israeli Companies Law, any arrangement with a director with respect to his or her compensation as a director as well as with respect to his or her engagement in another position with the company generally must be consistent with the Compensation Policy and must be approved by the compensation committee, the board of directors and the shareholders.

Our Compensation Committee and Board of Directors have approved the following compensation to be paid to Mr. Beck in addition to the directors' fees paid to all of our directors as described above: (i) monthly payment of NIS 15,000 (approximately $3,750), effective as of October 1, 2014  for time devoted to such position (approximately 20% of his business week); and (ii) an annual cash bonus of $30,000 that will be paid only if our net profit pursuant to our annual audited and consolidated financial statement exceeds $5,000,000.  The annual cash bonus is payable commencing as of the fiscal year 2015 and will be paid, if earned, as set forth in the Compensation Policy.

Our Compensation Committee and Board Of Directors believe that such compensation in our best interest and are in line with the compensation philosophy and objectives as set forth in the our compensation policy and in compliance with its provisions (subject to the approval of its amendments in this Meeting).

When reaching their conclusion, our Compensation Committee and Board of Directors took into account the following considerations:

(i)	Mr. Beck’s qualifications, education, professional experience and achievements;

(ii)	Mr. Beck's partial scope of engagement which is approximately 20%.

(iii)	Mr. Beck's proven and exceptional experience in managing leading Israeli companies is expected to contribute to the development and growth of the company's business.

(iv)	Mr. Beck’s position in the company and the scope of his responsibilities.

(v)
The global expansion of our business (having worldwide operations and trading on the Nasdaq Stock Market) and the increased complexity of our business, which require extensive attention and creativity.

(vi)
A comparison of the terms of employment of Mr. Beck to the terms of employment of other executives in the company, as well as the terms of employment of other Executive Chairmen in equivalent companies (from similar industries, with similar revenues, market value or number of employees in Israel); and

(vii)
The ratio between the total compensation of Mr. Beck and the salary of all of our other employees in Israel (including, to the extent applicable, temporary employees of manpower contractors engaged by us) and especially the ratio between the total compensation and the median and average salary of all such employees. Our Compensation Committee and board of directors found these ratios to be reasonable for a company such as ours.

It is therefore proposed that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the compensation of Mr. Gillon Beck in connection with his service as the Executive Chairman of the Board of Directors, as set forth in the Proxy Statement for the 2015 Annual General Meeting of Shareholders, effective as of October 1, 2014, is hereby ratified and approved."

The Board of Directors recommends a vote FOR the foregoing resolution.

In light of Mr. Beck's position in FIMI's funds, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution provided that either: (i) such majority includes a majority of the total votes of shareholders who are not controlling shareholders and do not have a personal interest in the resolution and who participate in the voting at the meeting (abstentions not taken into account); or (ii) the total number of votes of shareholders mentioned in (i) above that are voted against the resolution do not represent more than 2% of the total voting rights in the company.

Please note that the adoption of the above resolution in such a majority will allow us to pay Mr. Beck's compensation even if the amendment to the Compensation Policy is not approved.

VI. REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2014 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2014, including the auditor’s report and consolidated financial statements for the year ended December 31, 2014, which was filed with the SEC on March 26, 2014, is available on our website at www.magal-s3.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors Ilan Ovadia Chief Financial Officer and Secretary

Dated: April 21, 2015

EXHIBIT A

MAGAL SECURITY SYSTEMS LTD.

("MAGAL" OR THE "COMPANY")

COMPENSATION POLICY OF OFFICE HOLDERS

~~June 13, 2013~~

Background

In accordance with recent amendments to the Israeli Companies Law 5759-1999 (the Companies Law"), a public company, such as Magal, is required to adopt a compensation policy setting forth the principles to govern the terms of office and employment of the Office Holders of the company.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law.

Pursuant to the Companies Law, this Compensation Policy (the "Policy") will be brought to the approval of our shareholders and, once adopted, and unless determined otherwise by our Board of Directors, shall serve as our Compensation Policy for the three years period commencing as of its adoption by our shareholders.

The employment terms of all new Office Holders, as well as any amendments to existing employment terms, will be determined in accordance with this Policy. We intend, in the framework of the periodic review of employment agreements that is required by law and under this Policy, to consider, amongst other considerations (that are detailed below) also the adjustment of the terms of employment to the Policy, as well as the contribution of such Office Holder to our performance, the growth of our business and the best interest of the Company..

Compensation Philosophy and Objectives

We believe that the most effective executive compensation program is one that is designed to reward achievement and that aligns executives’ interests with those of the company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building a sustainable company. We also seek to ensure that we maintain our ability to attract and retain superior employees in key positions and that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of a selected group of our peer companies and the broader marketplace from which we recruit and compete for talent.

In light of the above, we have established the following compensation objectives for the Company’s executives (the CEO, Senior VPs, and all other managers directly subordinated to the CEO in Israel shall be referred to herein as the "Senior Executives") as indicators of our overall compensation philosophy:

Compensation should be related to performance. We believe that the compensation paid to the Senior Executives should be closely aligned with the performance of the Company on both a short-term and long-term basis, with a material portion of a Senior Executive’s potential annual performance-based incentive compensation and long-term equity based compensation at risk if Company and individual performance objectives are not achieved.

 Compensation should serve to encourage Senior Executives to remain with the Company. The Company’s executive compensation program components are designed to retain talented executives. We believe that continuity of employment is critical to achieving the Company’s strategic objectives and building shareholder value. A significant element of the Senior Executive compensation program, therefore, is long-term equity based incentive compensation awards that vest on a rolling basis over periods of several years. As part of the retention objective, we believe that compensation should include a meaningful stock component to further align the interests of senior management with the interests of our shareholders.

Compensation should be reasonable for our business, our locations and our long-term, multi-year approach to achieving sustainable growth.  We believe that an appropriate compensation package will attract executives and motivate them to achieve the Company’s annual and long-term strategic objectives. At the same time, we believe that compensation should be set at reasonable and fiscally responsible levels.

Compensation should be managed to encourage innovation and appropriate levels of risk.  We believe incentive compensation should be structured to discourage assumption of excessive short-term risk without constraining innovation and reasonable risk-taking. To achieve this objective, we believe that the success of the Company over time will be more effectively assured by connecting a significant element of incentive compensation to longer-term Company performance.

General Process for Setting Compensation

The Compensation Committee shall first determine the appropriate level of total compensation for each Senior Executive, and then determines the appropriate allocation among annual base cash compensation, annual performance-based cash incentive compensation (cash bonus) and long-term stock incentive compensation.  Such allocation shall be based on the principles set forth in this Policy.

In determining the total compensation the Compensation Committee shall take into account the following considerations (collectively, the "Compensation Considerations"): (i) the education. professional experience and achievements of the applicable Senior Executive; (ii) the applicable Senior Executive's position in the Company, scope of responsibilities, his contribution to the Company, the circumstances of his recruitment and the terms of prior employment agreements with the Company (if any); (iii) the financial conditions of the company, the global scope of its business (having world-wide substantial subsidiaries)`, the complexity of the Company’s business and the fact that the Company's shares are traded in Nasdaq; (iv) comparison of the terms of employment of the applicable Senior Executive to the terms of employment of other executives in the Company, as well as to terms of employment of senior executives in the same position in equivalent companies (similar industry, similar revenues, similar market value, similar scope of activities and/or similar number of employees) in Israel; and (v) the ratio between the total compensation of the applicable Senior Executive and the Salary of all other Israeli employees of the Company (including, to the extent applicable, Employees of Manpower Contractor engaged by the Company) and especially the ratio between the total compensation and the median and average Salary of all such employees.

The total compensation of Senior Executives shall be reviewed annually, taking into account the Compensation Consideration and focusing mainly on the applicable Senior Executive's functioning, performance, the Company's business and financial status, the Company's budget and other applicable market conditions. A change of up to 10% in the total compensation of any Executive Officer (other than the CEO) shall be deemed immaterial and shall require the approval of the Compensation Committee only. A change of up to 10% in the total compensation of the CEO shall require the approval of both the Compensation Committee and the Board of Directors. Any change in the total compensation that is greater than 10% shall require the approvals required by applicable law.

Elements of Compensation

The compensation of Senior Executives consists of (i) annual base cash compensation, (ii) annual performance-based cash incentive compensation, (iii) long-term equity-based (shares) compensation, and (iv) other executive benefits.

In addition the Board of Directors may, in its sole discretion, upon the recommendation of the Compensation Committee change the amount of the cash bonus (increase or decrease), which changes may not be based on measurable criteria, taking into account inter alia, such Senior Executive contribution to the Company's performance as well as other events that affected the Company's financial and operational performance (such as the effect of exchange rate).  However, such changes to the cash bonus shall be immaterial (up to 10%) in comparison to the value of the variable (performance based) components of the compensation of such Senior officer.

A discussion of each element follows:

Annual Base Cash Compensation

Base salary is a fixed, cash component of overall compensation, which is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, Company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, always taking into account the Compensation Considerations.  The annual base cash compensation (“base salary”) shall be at levels which will range from 50% to 65% of the Senior Executive’s potential total compensation. Base salary ranges are designed to account for varying responsibilities, experience and performance levels. The base salary may be linked to the increase of the Israeli CPI but shall not be otherwise automatically raised. Any other increase of the base salary shall be subject to the annual review process described herein.

 Annual Performance-Based Incentive Cash Compensation

The Company's annual performance-based incentive cash compensation ("Bonus") program is designed to tie executive compensation to the company's performance and to encourage Senior Executive's to remain with the Company. The Bonus program for certain executives is based on the achievement of financial and/or personal thresholds. Such thresholds may be measurable financial or personal thresholds, as shall be determined for each applicable Senior Executive by the CEO and the Compensation Committee and the Board as applicable pursuant to this Policy, and subject to the approvals required under the Companies Law. The Bonus shall be at the levels which will range from 15-30%% of the Senior Executive’s potential compensation.

With respect to measurable financial criteria the minimum threshold for payment of a Bonus will be achieving 80% of the applicable target and the maximum threshold will be 180% of the applicable target. If the minimum threshold is not met than no Bonus will be earned. If the maximum threshold is exceeded only the applicable maximum Bonus will be paid and no additional amounts will be deemed earned. The sums payable as Bonus will be adjusted between a minimum Bonus and maximum Bonus to reflect the ratio between the target and the actual results of the company as further detailed below.

The criteria for measurement of personal criteria shall be determined individually when such personal criteria are set. A list of personal criteria is attached as Exhibit I hereto

The calculation of financial component of the Bonus shall be made once a year and shall be based on the Consolidated Audited Financial Statements of the Company (the "FS") for the applicable year.

If the Company restates any of the financial data that was used in calculating any Bonus, then the applicable Bonus shall be recalculated using such restated data (the "Restated Bonus"). The balance between the original Bonus and the Restated Bonus, if any (the "Balance") will be repaid to the Company by deducting such Balance from the first amounts payable to such Senior Executive as Bonus immediately after the completion of such restatement. To the extent that no Bonus will be payable to such Senior Executive in that year than the Balance shall be deducted from the Bonus payable in the next year.  Notwithstanding the above, if (i) the employment relationships with the Company terminates before the Balance is fully repaid to the Company, than the Balance shall be deducted from all amounts due and payable to such Senior Executive in connection with such termination (subject to the limitations of any applicable law); and (ii) the Balance is not repaid in full to the Company during the two consecutive years following the restatement, the Executive Officer shall repay the Balance, or the unpaid portion thereof (as applicable) pursuant to the terms that shall be determined by the Board of Directors, based on recommendation of the Compensation Committee.

The annual Bonus (to the extent earned) (the "Earned Bonus") will be paid over a period of three year as follows: (i) 85% of the applicable Earned Bonus will be paid together with first salary that will be paid after the approval of the FS of the applicable year (the "Base Year") by the Board of Directors; (ii) 7.5% of the Earned Bonus will be paid together with first salary that will be paid following the approval by the Board of the annual FS of the first consecutive year (immediately following the Base Year) (the "First Year") provided that the applicable Senior Executive has earned a Bonus for such First Year (the "First Deferred Payment"); and (iii) 7.5% of the Earned Bonus will be paid together with first salary that will be paid following the approval by the Board of the annual FS for the second consecutive year (following the Base Year) (the "Second Year") , provided that the applicable Senior Executive has earned a Bonus for such Second Year (the "Second Deferred Payment" and together with First Deferred Payment, the "Deferred Payments"). Any Deferred Payment that will not be earned as aforesaid will be forfeited. In the event that employment relationship between the Company and such Senior Executive terminates (except for termination in circumstances that negate severance payments under applicable law) prior to the payment of any Deferred Payment (if any) then the terminated Senior Executive shall be deemed to forfeit his right to receive any Deferred Payment.

The Bonus shall not be deemed as part of the salary for all purposes including social benefit and severance payments.

In the event of termination of employment during the calendar year, and provided that the Senior Executive was employed by the Company for a period of at least (i) 6 months for the first year of employment and (ii) 3 months during any year thereafter, the amount of the Bonus shall be calculated and adjusted for the entire year in accordance with the provisions of this policy, and thereafter shall be prorated in accordance with the actual days of employment of the Senior Executive by the Company during the applicable year (calculated based on 365 days in a year) and paid to the Senior Executive in full together with first salary that will be paid following the approval by the Board of the FS of such applicable year.

The ranges of the Bonus for the Senior Executives shall be as follows:

CEO: The Bonus shall be based on the Company meeting its Net Profit before Taxes ("NPBT") targets as determined in the Company's budget approved by the Board of Directors for such applicable year. If the Company's NPBT as determined in the FS for such applicable year shall be equal to 80%-100% of the target then the Bonus shall be prorated between zero (0) to six(6) monthly base salaries. If the actual NPBT is equal to 100%-140% of the applicable target than the Bonus shall be prorated between six (6) to twelve (12) monthly based salaries. If the actual NPBT is equal to 140%-180% of the applicable target than the Bonus shall be prorated between twelve (12) to eighteen (18) monthly based salaries. In no event shall the Bonus be greater than eighteen (18) monthly base salaries.

CFO: The Bonus shall be based on the Company meeting its NPBT targets as determined in the Company's budget approved by the Board of Directors for such applicable year. If the Company's NPBT as determined in the FS for such applicable year shall be equal to 80%-100% of the target then the Bonus shall be prorated between zero (0) to four (4) monthly base salaries. If the actual NPBT is equal to 100%-140% of the applicable target than the Bonus shall be prorated between four (4) to  eight (8) monthly based salaries. If the actual NPBT is equal to 140%-180% of the applicable target than the Bonus shall be prorated between eight (8) to twelve (12) monthly based salaries. In no event shall the Bonus be greater than twelve (12) monthly base salaries.

SVP Sales: The Bonus shall be composed of two components: NPBT component and sales component. Each component shall be calculated separately and contribute between zero month to six (6) months base salaries. Each component will be adjusted as follows: if the Company meets 80%-100% of the applicable target then the Bonus shall be prorated between 0 to two (2) monthly base salary. If the Company meets 100-140% of the applicable target then the Bonus shall be prorated between two (2) monthly base salary and four (4) monthly base salaries. If the Company meets 140%-180% of the applicable target then the applicable Bonus component shall be prorated between four (4) monthly base salaries and six (6) monthly base salaries . In no event shall the Bonus for each component be greater than six (6) monthly base salaries and the aggregate amounts of the Bonuses for each applicable year shall not be higher than twelve (12) salaries. In addition, and without derogating from the provisions of this Policy, if the Company does not actually collect all the revenues that were used to calculated the sales component within one year of the payment of the sales component then the sales component shall be recalculated by deducting the uncollected revenues from the basis for the calculation and the balance will be repaid in the same manner as set forth above with respect to the repayment of the Balance.

SVP R&D and Projects: The Bonus shall be composed of two components: NPBT component and the Israeli division solo NPBT (the "Israeli Target") component.  The Israeli Target will be measured in accordance with Magal Security Systems Ltd.'s audited FS but consolidating only Israeli related activities (the "Solo FS"). Each component shall be calculated separately and contribute between zero (0) month to (six) 6 months base salaries. Each component will be adjusted as follows: if the Company meets 80%-100% of the applicable target then the Bonus shall be prorated between zero (0) to two (2) monthly base salaries. If the Company meets 100%-140% of the applicable target then the applicable Bonus component shall be prorated between two (2) monthly base salaries and four (4) monthly base salaries. If the Company meets 140%-180% of the applicable target then the applicable Bonus component shall be prorated between four (4) monthly base salaries and six (6) monthly base salaries In no event shall the Bonus for each component be greater than six (6) monthly base salaries and the aggregate amounts of the Bonuses for each applicable year shall not be higher than twelve (12) salaries.

SVP Marketing and Business Development:  The Bonus shall be composed of two components: NPBT component and personal component that will be determined by the CEO. Each component shall be calculated separately and contribute between zero month to six (6) months base salaries. Each component will be adjusted as follows: if the Company meets 80%-100% of the applicable target then the Bonus shall be prorated between zero (0) to two (2) monthly base salaries. If the Company meets 100%-140% of the applicable target then the applicable Bonus component shall be prorated between two (2) monthly base salaries and four (4) monthly base salaries. If the Company meets 140%-180% of the applicable target then the applicable Bonus component shall be prorated between four (4) monthly base salaries and six (6) monthly base salaries In no event shall the Bonus for each component be greater than six (6) monthly base salaries and the aggregate amounts of the Bonuses for each applicable year shall not be higher than twelve (12) salaries.

Long-Term Equity Based Incentive Compensation

We believe that equity based incentives tied to share ownership by Senior Executives are the most important component of total compensation. We use grants of options to purchase our Ordinary Shares, n.v. NIS 1 each, as part of the Company’s overall incentive compensation to align the interests of Senior Executives with those of the Company’s shareholders.  The long-term equity based incentive compensation shall be at the levels which will range from 15%-30% of the Senior Executive’s potential compensation.

We shall issue each Senior Executive options to purchase our shares in accordance with the requirements of Section 102 of the Israeli Income Tax Ordinance, as may be amended from time to time ("ITO"). The amounts of options that are granted shall be calculated in accordance with the ratio between the economic value (binomial/B&S) of such options and the total compensation of the applicable Senior Executive in accordance with the ranges stated herein. The options shall vest in three installments over three years period and the exercise price thereof shall be determined by the Compensation Committee but in any event shall not be lower than the closing price of the Company's shares on NASDAQ for the last trading day prior to the allotment date.

We believe that having successive grants of options assist in achieving and maintaining the objectives of equity based compensation Therefore, within the framework of the annual review of the compensation of each Senior Executive, the Compensation Committee may, based on the Compensation Consideration, issue additional options to each Senior Executive, the quantity of which shall be at the levels which will range from 5%-10% of the Senior Executive’s potential compensation.

Subject to the approval of the Israeli Tax authorities, the exercise price of the options shall be proportionally reduced and adjusted in the event of payment of cash dividend.

Subject to the approval of the Israeli Tax authorities, the exercise of the options may be made by cashless mechanism.

Other Executive Benefits

Each Senior Executive shall be entitled to receive from the company an executive level car for work and personal use, including all costs and grossing up of the tax value. The use of the car shall be subject to Company's polices, including with respect to payment of the excess amount in the event of accidents and payment of traffic and parking fines. The Company shall reimburse the business expenses (that are properly documented and approved in accordance with the Company's internal policies)of its Senior Executives.  The Company will make available to the Senior Executive, at the Company’s cost, a cellular phone, a laptop computer and a business daily newspaper. Any and all taxes and expenses which may be incurred in relation to such benefits shall be borne by the Company.

Each Executive Officer is entitled to receive between 18-26 paid vacation days for each 12 months of employment. Any unused vacation days will be accrued for the benefit of the Senior Executive for a period of up to 24 months. The Company may allow the Senior Executive to redeem such accrued vacation days. However, any accrued vacation days not used or otherwise redeemed at the end of each 24 months period shall be forfeited.

The Company and the Senior Executive shall maintain a managers insurance program and/or pension programs with pension funds, all as shall be elected by the Senior Executive, and the Company shall pay to such programs on its behalf and shall deduct and transfer to such programs from the gross base salary payable to such Senior Executive, the maximum amounts allowed by law with respect to allowances for severance payment, other social benefits (TAGMULIM) as well as Disability Insurance (OVDAN KOSHER AVODA). All the payments and allowances will be calculated with respect to the entire base Salary.

The Company and the Executive shall open (at the Senior Executive's elected approved fund management company) and maintain an Education Fund ("Keren Hishtalmut") (the “Fund”). The Company and the Senior Executive shall transfer the applicable percentages of the entire base salary to such Fund.

At the request of the Senior Executive, the Company will pay the Senior Executive, amounts due and payable to the Fund, to any insurance company and or pension fund, or other social benefits payable to any other institution or to the employee as part of his base salary, that are in excess of the maximum allowance for tax exemption purposes, as shall be determined from time to time (the "Excess Payment"). Any and all tax liabilities that are due on account of the Company’s payment to the Senior Executive of the Excess Payment shall be borne solely by the Senior Executive.

It is hereby clarified that the benefits described above shall not constitute part of the compensation for all intents and purposes including with respect to payments of severance payments, allocation to managers' insurance, education fund, redemption of vacation days, etc.

Compensation of Directors

Directors that are employees of the Company or otherwise engaged by the Company shall not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meetings of the Board of Directors outside their country of usual residence.

Other directors shall be entitled to receive Directors' fees and expenses that are equal to the fees payable to External Directors of the Company pursuant to the Companies Law and the regulations promulgated pursuant thereto. Such fees shall be composed of annual fees and per meeting fees.

~~Directors that are employees of the Company or engaged by the controlling shareholder(s) of the Company shall not be entitled to any directors' fees or other remuneration for their services as Directors, except for reimbursement of certain business expenses associated with service as directors such as payment of travel and lodging expenses when attending meeting of the Board of Directors outside their country of usual residence.~~

~~Other directors shall be entitled to receive Directors' fees that are equal to the fees payable to External Directors~~

Executive Chairman of the Board

The Executive Chairman of the Board has increased duties in the activities of the Company and therefore may receive compensation for such efforts in addition to Director's fees. Such additional compensation may be composed of annual base cash compensation and annual performance-based cash incentive compensation. When considering the Executive Chairman's additional compensation, the Committee and the Board will review benchmarking data with respect to compensation of a peer group defined by Magal. In addition to benchmarking, the Committee and the Board will review the relevant Compensation Consideration. The Committee and the Board may also consider previous and existing compensation of Executive Chairman of the Company.

D&O Insurance; Indemnification

All Directors and officers will be covered by D&O liability insurance ("D&O Insurance") in such scope and such terms as shall be determined from time to time pursuant to the requirements of the Companies Law. The D&O Insurance may include "run-off" provisions, covering the Directors' and Senior Executives' liability for a period of seven (7) years after the termination of their services as director.

In addition, and subject to the requirements of the Companies Law, the Company may indemnify its Directors and Officers for their liability in certain cases, including for legal expenses incurred by them in connection with the defense against such liability. Such indemnification shall not cover any amounts payable under the D&O Insurance and the aggregate amounts payable to all Directors and Senior Executives with respect to any indemnification event shall not be greater than 25% of the Company's shareholders equity on the date of payment of the indemnification amount.

Retirement Bonus- Adjustment Payment

Except as detailed below, the Company shall not make any retirement payments. However, Senior Executives shall be entitled to receive, upon the termination of his/her employment with the Company (and unless the termination is in circumstances that negate the payment of severance payment pursuant to the applicable law) adjustment payment that will be based on the employment term of each such Senior Executive with the Company.

The ranges of the adjustment payments of the Senior Executives are:

CEO: up to three monthly base salaries per year and up to a maximum of 12 monthly base salaries in the aggregate.

Senior VPs: up to 1.5 monthly base salaries per annum and up to a maximum of six (6) monthly base salaries in the aggregate.

Exhibit I

Qualitative Goals

▪	Implementation or completion of specified projects or processes;
▪	Customer satisfaction;
▪	Productivity;
▪	The formation of joint ventures;
▪	Research or development collaborations, or the Completion of other transactions;
▪	Market share;
▪	Completion of acquisitions of assets;
▪	Acquisitions of businesses or companies;
▪	Completion of divestitures and asset sale;
▪	Greater geographic and product diversification;
▪	Enhancing the Company’s succession planning and performance-driven culture by adding new talent in key roles;
▪	Defending pending litigation matters and protecting the Company’s intellectual property;
▪	Launching research and development initiatives
▪	Effectively representing the Company in various Legislative and regulatory matters
▪	Expansion of customer and strategic partner base;
▪	Production performance including buoy deployments, quality and safety;
▪	Creation and advancement of technology;
▪	Development and management of the employee base;
▪	Maintenance of worldwide regulatory compliance;
▪	Improving technical achievements;
▪	Adherence to ethical standards;
▪	New orders;
▪	New customers;